SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Martin Marietta Materials, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

573284106
(CUSIP Number)

SPO Advisory Corp.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2008
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 23 pages

CUSIP No. 573284106

1.     NAME OF REPORTING PERSON

        SPO Partners II, L.P.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)   [_]

        (b)   [X]

3.     SEC Use Only

4.     SOURCE OF FUNDS

    WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS  2(e) OR 2(f)  [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 4,360,135 (1)
8. SHARED VOTING POWER – 0 –
9. SOLE DISPOSITIVE POWER 4,360,135 (1)
10. SHARED DISPOSITIVE POWER – 0 –

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,360,135

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.5%

14.     TYPE OF REPORTING PERSON

       PN

(1)     Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 23 pages

CUSIP No. 573284106

1.     NAME OF REPORTING PERSON

        SPO Advisory Partners, L.P.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)   [_]

        (b)   [X]

3.     SEC Use Only

4.     SOURCE OF FUNDS

    Not Applicable

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS  2(e) OR 2(f)  [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 4,360,135 (1)(2)
8. SHARED VOTING POWER – 0 –
9. SOLE DISPOSITIVE POWER 4,360,135 (1)(2)
10. SHARED DISPOSITIVE POWER – 0 –

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,360,135

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.5%

14.     TYPE OF REPORTING PERSON

       PN

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 4 of 23 pages

CUSIP No. 573284106

1.     NAME OF REPORTING PERSON

        San Francisco Partners II, L.P.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)   [_]

        (b)   [X]

3.     SEC Use Only

4.     SOURCE OF FUNDS

    WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS  2(e) OR 2(f)  [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

     California

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 168,000 (1)
8. SHARED VOTING POWER – 0 –
9. SOLE DISPOSITIVE POWER 168,000 (1)
10. SHARED DISPOSITIVE POWER – 0 –

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       168,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.4%

14.     TYPE OF REPORTING PERSON

       PN

(1)     Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 23 pages

CUSIP No. 573284106

1.     NAME OF REPORTING PERSON

        SF Advisory Partners, L.P.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)   [_]

        (b)   [X]

3.     SEC Use Only

4.     SOURCE OF FUNDS

    Not Applicable

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS  2(e) OR 2(f)  [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 168,000 (1)(2)
8. SHARED VOTING POWER – 0 –
9. SOLE DISPOSITIVE POWER 168,000 (1)(2)
10. SHARED DISPOSITIVE POWER – 0 –

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       168,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.4%

14.     TYPE OF REPORTING PERSON

       PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 6 of 23 pages

CUSIP No. 573284106

1.     NAME OF REPORTING PERSON

        SPO Advisory Corp.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)   [_]

        (b)   [X]

3.     SEC Use Only

4.     SOURCE OF FUNDS

    Not Applicable

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS  2(e) OR 2(f)  [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 4,528,135 (1)(2)
8. SHARED VOTING POWER – 0 –
9. SOLE DISPOSITIVE POWER 4,528,135 (1)(2)
10. SHARED DISPOSITIVE POWER – 0 –

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,528,135

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.9%

14.     TYPE OF REPORTING PERSON

       CO

(1)

Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 4,360,135 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 168,000 of such shares.

(2)	Power is exercised through its four controlling persons, John H. Scully, William E. Oberndorf, William J. Patterson and Edward H. McDermott.

Page 7 of 23 pages

CUSIP No. 573284106

1.     NAME OF REPORTING PERSON

        John H. Scully

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)   [_]

        (b)   [X]

3.     SEC Use Only

4.     SOURCE OF FUNDS

    PF and Not Applicable

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS  2(e) OR 2(f)  [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 67,900 (1)
8. SHARED VOTING POWER 4,528,135 (2)
9. SOLE DISPOSITIVE POWER 67,900 (1)
10. SHARED DISPOSITIVE POWER 4,528,135 (2)

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,596,035

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.1%

14.     TYPE OF REPORTING PERSON

       IN

(1)

Of these shares, 900 shares are held in the John H. Scully Individual Retirement Accounts, which are self-directed, and 67,000 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc.

(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 8 of 23 pages

CUSIP No. 573284106

1.     NAME OF REPORTING PERSON

        William E. Oberndorf

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)   [_]

        (b)   [X]

3.     SEC Use Only

4.     SOURCE OF FUNDS

    Not Applicable and PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS  2(e) OR 2(f)  [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 1,600 (1)
8. SHARED VOTING POWER 4,528,135 (2)
9. SOLE DISPOSITIVE POWER 1,600 (1)
10. SHARED DISPOSITIVE POWER 4,528,135 (2)

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,529,735

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.9%

14.     TYPE OF REPORTING PERSON

       IN

(1)	These shares are held in the William E. Oberndorf Individual Retirement Account, which is self directed.
(2)	These shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 9 of 23 pages

CUSIP No. 573284106

1.     NAME OF REPORTING PERSON

        William J. Patterson

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)   [_]

        (b)   [X]

3.     SEC Use Only

4.     SOURCE OF FUNDS

    PF and Not Applicable

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS  2(e) OR 2(f)  [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 100 (1)
8. SHARED VOTING POWER 4,532,935 (2)
9. SOLE DISPOSITIVE POWER 100 (1)
10. SHARED DISPOSITIVE POWER 4,532,935 (1)

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,533,035

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.0%

14.     TYPE OF REPORTING PERSON

       IN

(1)	These shares are held in the William J. Patterson Individual Retirement Account, which is self directed.
(2)

Of these shares, 4,528,135 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of four controlling persons of SPO Advisory Corp. and 4,800 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as a controlling person, director and executive officer of The Elizabeth R. & William J. Patterson Foundation.

Page 10 of 23 pages

CUSIP No. 573284106

1.     NAME OF REPORTING PERSON

        Edward H. McDermott

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)   [_]

        (b)   [X]

3.     SEC Use Only

4.     SOURCE OF FUNDS

    Not Applicable

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS  2(e) OR 2(f)  [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER – 0 –
8. SHARED VOTING POWER 4,528,135 (1)
9. SOLE DISPOSITIVE POWER – 0 –
10. SHARED DISPOSITIVE POWER 4,528,135 (1)

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,528,135

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.9%

14.     TYPE OF REPORTING PERSON

       IN

(1)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 11 of 23 pages

CUSIP No. 573284106

1.     NAME OF REPORTING PERSON

        Phoebe Snow Foundation, Inc.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)   [_]

        (b)   [X]

3.     SEC Use Only

4.     SOURCE OF FUNDS

    WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS  2(e) OR 2(f)  [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

     California

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 67,000 (1)
8. SHARED VOTING POWER – 0 –
9. SOLE DISPOSITIVE POWER 67,000 (1)
10. SHARED DISPOSITIVE POWER – 0 –

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       67,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2%

14.     TYPE OF REPORTING PERSON

       CO

(1)	Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

Page 12 of 23 pages

CUSIP No. 573284106

1.     NAME OF REPORTING PERSON

        The Elizabeth R. & William J. Patterson Foundation

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)   [_]

        (b)   [X]

3.     SEC Use Only

4.     SOURCE OF FUNDS

    WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS  2(e) OR 2(f)  [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

     California

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 4,800 (1)
8. SHARED VOTING POWER – 0 –
9. SOLE DISPOSITIVE POWER 4,800 (1)
10. SHARED DISPOSITIVE POWER – 0 –

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,800

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       **0.1%

14.     TYPE OF REPORTING PERSON

       CO

**	Denotes less than.
(1)	Power is exercised through its controlling persons, directors and executive officers, William J. Patterson and Elizabeth R. Patterson.

Page 13 of 23 pages

This Amendment No. 3 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on August 10, 2007 and as amended on September 28, 2007 and October 29, 2007. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D. This Amendment No. 3 is also being filed to add Edward H. McDermott as a Reporting person, as a result of his becoming an additional controlling person of SPO Advisory Corp.

ITEM 2.     Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

(a) The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners II, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”), William J. Patterson (“WJP”), Edward H. McDermott (“EHM”), Phoebe Snow Foundation, Inc., a California corporation (“PS Foundation”) and The Elizabeth R. & William J. Patterson Foundation, a California corporation (“Patterson Foundation”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, WEO, WJP, EHM, PS Foundation and Patterson Foundation are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

The following subsection is hereby added to Item 2(b)-(c) in appropriate alphabetical order as follows:

EHM

EHM’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is one of four controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

The following subsections of Item 2(b)-(c) are hereby amended and restated in their entirety as follows:

JHS

JHS’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of four controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

WEO

WEO’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WEO is one of four controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

Page 14 of 23 pages

WJP

WJP’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WJP is one of four controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

ITEM 3.     Source and Amount of Funds or Other Consideration.

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

Name	Source of Funds	Amount of Funds
SPO	Contributions from Partners	$534,038,258
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$20,947,483
SF Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
JHS	Not Applicable and Personal Funds	$116,715
WEO	Not Applicable and Personal Funds	$161,111
WJP	Not Applicable and Personal Funds	$12,572
EHM	Not Applicable	Not Applicable
PS Foundation	Contributions from Shareholders	$8,484,379
Patterson Foundation	Contributions from Shareholders	$569,271

(1)

As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting Shares.

ITEM 5.     Interest in Securities of the Issuer.

(a)     Percentage interest calculations for each Reporting Person are based upon the Issuer having 41,375,200 total outstanding shares of common stock as reported on the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 7, 2008.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,360,135 Shares, which constitutes approximately 10.5% of the outstanding Shares.

SPO Advisory Partners

Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,360,135 Shares, which constitutes approximately 10.5% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 168,000 Shares, which constitutes approximately 0.4% of the outstanding Shares.

Page 15 of 23 pages

SF Advisory Partners

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 168,000 Shares, which constitutes approximately 0.4% of the outstanding Shares.

SPO Advisory Corp.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,528,135 Shares in the aggregate, which constitutes approximately 10.9% of the outstanding Shares.

JHS

Individually, and because of his positions as a control person of SPO Advisory Corp. and the controlling person, sole director and executive officer of PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,596,035 Shares, which constitutes approximately 11.1% of the outstanding Shares.

WEO

Individually, and because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,529,735 Shares in the aggregate, which constitutes approximately 10.9% of the outstanding Shares.

WJP

Individually, and because of his position as a control person of SPO Advisory Corp. and a controlling person, director and executive officer of Patterson Foundation, WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,533,035 Shares, which constitutes approximately 11.0% of the outstanding Shares.

EHM

Because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,528,135 Shares, which constitutes approximately 10.9% of the outstanding Shares.

PS Foundation

The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 67,000 Shares, which constitutes approximately 0.2% of the outstanding Shares.

Patterson Foundation

The aggregate number of Shares that Patterson Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,800 Shares, which constitutes less than 0.1% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b)     SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,360,135 Shares.

Page 16 of 23 pages

SPO Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,360,135 Shares.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 168,000 Shares.

SF Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 168,000 Shares.

SPO Advisory Corp.

Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,528,135 Shares in the aggregate.

JHS

As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO, WJP and EHM to vote or to direct the vote and to dispose or to direct the disposition of 4,528,135 Shares held by SPO and SFP in the aggregate. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 900 Shares held in the John H. Scully Individual Retirement Accounts, which are self-directed individual retirement accounts, and 67,000 Shares held by PS Foundation, for which JHS is the controlling person, sole director and executive officer.

WEO

As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS, WJP and EHM to vote or to direct the vote and to dispose or to direct the disposition of 4,528,135 Shares held by SPO and SFP in the aggregate. In addition, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,600 Shares held in the William E. Oberndorf Individual Retirement Account, which is a self-directed individual retirement account.

WJP

As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS, WEO and EHM to vote or to direct the vote and to dispose or to direct the disposition of 4,528,135 Shares held by SPO and SFP in the aggregate. WJP may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,800 Shares held by Patterson Foundation. In addition, WJP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100 Shares held in the William J. Patterson Individual Retirement Account, which is a self-directed individual retirement account.

EHM

As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS, WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 4,528,135 Shares held by SPO and SFP in the aggregate.

Page 17 of 23 pages

PS Foundation

Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 67,000 Shares.

Patterson Foundation

Acting through its two controlling persons, directors and executive officers, Patterson Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,800 Shares.

(c)     Within the past 60 days of the date of this statement, the Reporting Persons purchased Shares in open market transactions on the New York Stock Exchange as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

(d)     Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e)     Not applicable.

ITEM 7.     Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A:     Agreement pursuant to Rule 13d-1(k)

Exhibit B:     Power of Attorney

Page 18 of 23 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2008	By:	/s/ Kim M. Silva
Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS II, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
WILLIAM E. OBERNDORF (1)
WILLIAM J. PATTERSON (1)
EDWARD H. MCDERMOTT (2)
PHOEBE SNOW FOUNDATION, INC. (1)
THE ELIZABETH R. & WILLIAM J. PATTERSON FOUNDATION (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.
(2) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed as Exhibit B.

Page 19 of 23 pages

SCHEDULE I TO
SCHEDULE 13D FOR SPO ADVISORY CORP.

Reporting Person	Date of Transaction	Type	Number of Shares	Price Per Share ($)	Where/How Transaction Effected
SPO Partners II, L.P.	08/07/08	Buy	199	98.3900	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	100	98.5400	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	100	98.5700	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	199	98.5800	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	199	98.5900	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	498	98.6000	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	100	98.6200	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	399	98.6900	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	100	98.7300	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	199	98.7800	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	498	98.7900	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	1,495	98.8000	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	199	98.8100	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	100	98.8200	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	797	98.8300	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	199	98.8400	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	399	98.8500	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	100	98.8600	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	2,491	98.8700	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	4,285	98.9000	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	697	98.9100	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	598	98.9200	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	498	98.9300	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	100	98.9700	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	1,594	99.0000	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	299	99.0200	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	199	99.0300	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	598	99.0400	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	1,594	99.0500	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	498	99.0600	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	299	99.0700	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	100	99.0800	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	1,295	99.0900	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	3,188	99.1000	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	100	99.2100	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	100	99.2500	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	897	99.5400	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	199	99.7600	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	100	99.9100	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	199	99.9300	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	199	99.9700	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	199	99.9800	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	199	99.9900	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	11,659	100.0000	Open Market/Broker

Page 20 of 23 pages

Reporting Person	Date of Transaction	Type	Number of Shares	Price Per Share ($)	Where/How Transaction Effected
SPO Partners II, L.P.	08/07/08	Buy	199	100.4400	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	98,775	100.4500	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	56,895	100.6900	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	248,802	101.0000	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	498	103.0100	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	100	103.0500	Open Market/Broker
SPO Partners II, L.P.	08/07/08	Buy	67	103.2700	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	98.3900	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	98.5800	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	98.5900	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	2	98.6000	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	98.6900	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	98.7800	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	2	98.7900	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	5	98.8000	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	98.8100	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	3	98.8300	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	98.8400	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	98.8500	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	9	98.8700	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	15	98.9000	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	3	98.9100	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	2	98.9200	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	2	98.9300	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	6	99.0000	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	99.0200	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	99.0300	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	2	99.0400	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	6	99.0500	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	2	99.0600	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	99.0700	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	5	99.0900	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	12	99.1000	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	3	99.5400	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	99.7600	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	99.9300	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	99.9700	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	99.9800	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	99.9900	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	42	100.0000	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	100.4400	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	356	100.4500	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	205	100.6900	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	898	101.0000	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	2	103.0100	Open Market/Broker
William E. Oberndorf IRA	08/07/08	Buy	1	103.2700	Open Market/Broker

Page 21 of 23 pages

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)
B	Power of Attorney